UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             Arrowhead Research Corporation
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                                (Name of Issuer)

                          Common Shares, $0.001 par value
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                         (Title of Class of Securities)

                                   042797209
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                                 (CUSIP Number)

 Camber Capital Management, 101 Huntington Ave., Boston, MA 02199, 617-717-6600

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   April 29, 2013
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  042797209                  13G                      Page 2 of 4 Pages


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     1.   Names of Reporting Persons.
          Camber Capital Management LLC
          I.R.S. Identification Nos. of above persons (entities only)

          42-1693587
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     2.   Check  the  Appropriate  Box If a Member of a Group (See Instructions)
          (a) |_|
          (b) |_|
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     3.   SEC Use Only
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     4.   Citizenship or Place of Organization


          Camber Capital Management LLC -- Massachusetts
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                   5.   SOLE VOTING POWER

                        0 shares
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             3,114,754 shares (1)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        3,114,754 shares (2)
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     9. Aggregate Amount Beneficially Owned by Each Reporting Person

          Camber Capital Management LLC -- 3,114,754 (3)
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     10.  Check  if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)|_|
          ----------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9)

          Camber Capital Management LLC -- 9.9% (4)
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     12.  Type of Reporting Person (See Instructions)

          Camber Capital Management LLC -- 00 (Limited Liability Company)
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(1)     As  of  May 9, 2013, the Reporting Person beneficially owns in aggregate
 3,114,754  of  the  issuer's  Common  Shares  and 1,300 of the Preferred
 Shares convertible into 710,382 of Common Shares. Conversion of the
 Preferred Shares into Common Shares is limited to a conversion blocker such that the Reporting Person may only convert the Preferred Shares into Common Shares so long as after such conversion the Reporting Person would not beneficially own in excess of 9.99% of the issuer's Common
 Shares. The Line 11 percentage reflects the limitation on the conversion of the Preferred Shares and the number of shares on Lines 6, 8 and 9 reflect the number of Common Shares beneficially owned by the Reporting
 Person.  Preferred Shares have the right to vote on any matters on which the Common Shares are eligible on an as-if-converted basis provided such conversion would not exceed 9.9%.
(2)     See Footnote (1).
(3)     See Footnote (1).
(4) Based on 31,305,059 Common Shares of the issuer outstanding as of 5/7/13 calculated from the issuer's 10-Q dated 5/7/13.
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CUSIP No.   042797209                 13G                      Page 3 of 4 Pages


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     1.   Names of Reporting Persons.
          Stephen DuBois
          I.R.S. Identification Nos. of above persons (entities only)

          N/A
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     2.   Check  the  Appropriate  Box If a Member of a Group (See Instructions)
          (a) |_|

          (b) |_|

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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          Stephen DuBois -- United States
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                   5.   SOLE VOTING POWER

                        0 shares

                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             3,114,754 shares (5)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        3,114,754 shares (6)
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     9. Aggregate Amount Beneficially Owned by Each Reporting Person

          Stephen DuBois -- 3,114,754 (7)
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     10.  Check  if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)|_|
          ----------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)

          Stephen DuBois -- 9.9% (8)
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     12.  Type of Reporting Person (See Instructions)

          Stephen DuBois -- IN
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(5) As of May 9, 2013, the Reporting Person beneficially owns in aggregate 3,114,754 of the issuer's Common Shares and 1,300 of the Preferred Shares convertible into 710,382 of Common Shares. Conversion of the
   Preferred Shares into Common Shares is limited to a conversion blocker such that the Reporting Person may only convert the Preferred Shares into Common Shares so long as after such conversion the Reporting Person would not beneficially own in excess of 9.99% of the issuer's Common
   Shares. The Line 11 percentage reflects the limitation on the conversion of the Preferred Shares and the number of shares on Lines 6, 8 and 9 reflect the number of Common Shares beneficially owned by the Reporting Person. Preferred Shares have the right to vote on any matters on which the Common Shares are eligible on an as-if-converted basis provided such conversion would not exceed 9.9%.
(6)     See Footnote (5).
(7)     See Footnote (5).
(8) Based on 31,305,317 Common Shares of the issuer outstanding as of 5/7/13 calculated from the issuer's 10-Q dated 5/7/13.
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CUSIP No.  042797209                  13G                      Page 4 of 4 Pages


Item 1.

     (a) Name of Issuer:
         Arrowhead Research Corporation

     (b) Address of Issuer's Principal Executive Offices:
         225 South Lake Avenue
         Suite 1050
         Pasadena, CA 91101

Item 2.

     (a) Name of Person Filing:
         Camber Capital Management LLC
         Stephen DuBois

     (b) Address of the Principal Office or, if none, residence:
         Camber Capital Management LLC
         Stephen DuBois
         101 Huntington Avenue
         Suite 2550
         Boston, MA 02199

     (c) Citizenship:
         Camber Capital Management LLC -- Massachusetts
         Stephen DuBois -- United States

     (d) Title of Class of Securities:
         Common Shares, $0.001 par value (the "Common Shares")

     (e) CUSIP Number:
         042797209

Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)     |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)     |X| An investment adviser in accordance with S.240.13d-1(b)(1)(ii)
             (E);

     (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

     (g)     |_|  A  parent holding company or control person in accordance with
             S. 240.13d-1(b)(1)(ii)(G);


     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)     |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned**: Camber Capital Management LLC -- 3,114,754
                               Stephen DuBois-- 3,114,754

(b) Percent of class**: Camber Capital Management LLC - 9.9%
                      Stephen DuBois -- 9.9%

(c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote** Camber -- 0
                                             DuBois -- 0

        (ii) Shared power to vote or to direct the vote** Camber -- 3,114,754
                                                         DuBois -- 3,114,754

        (iii) Sole power to dispose or to direct the disposition of** Camber -- 0, DuBois -- 0.

        (iv) Shared power to dispose or to direct the disposition of** Camber -- 3,114,754 DuBois -- 3,114,754.

** Shares reported herein for Camber Capital Management LLC ("Camber") represent Common Shares beneficially owned and held of record by two private investment funds and one managed account for which Camber serves as the investment manager. Shares reported herein for Mr. DuBois represent Common Shares beneficially owned and held of record by the same two private investment funds and one managed account for which Camber serve as the investment manager. Mr. DuBois is the managing member of Camber. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant to S.240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to S.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CAMBER CAPITAL MANAGEMENT LLC

                                        By: /s/Sean George

                                        Sean George

                                        Chief Financial Officer

                                        STEPHEN DUBOIS

                                        By: /s/ Stephen DuBois

                                        Stephen DuBois, individually

                             JOINT FILING AGREEMENT

This Joint Filing Agreement, dated May 9, 2013, is by and between Camber Capital Management LLC, a Massachusetts limited liability company, and Stephen DuBois, an individual (the foregoing are collectively referred to herein as the "Filers").Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to common shares, $0.001 par value of Arrowhead Research Corp. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

                       Executed and delivered as of the date first above written.

                        CAMBER CAPITAL MANAGEMENT LLC

                             By: /s/ Sean George

                             Sean George

                             Chief Financial Officer

                        STEPHEN DUBOIS

                                By: /s/ Stephen DuBois

                                Stephen DuBois, individually